Filed by: National Bank of Canada
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Canadian Western Bank
A registration statement is expected to be filed by National Bank of Canada

On June 11, 2024, National Bank of Canada (“National Bank”) first used or made available the following communications:

1.     Slides used in connection with a presentation first made available by conference call on June 11, 2024; and

2.     Transcript of the presentation delivered by conference call on June 11, 2024.

NOTICE TO U.S. HOLDERS

National Bank intends to file a registration statement on Form F-8 or Form F-80, which will include Canadian Western Bank’s management information circular and related documents, with the United States Securities and Exchange Commission (“SEC”) in respect of National Bank’s common shares to be offered or issued in the Transaction to U.S. holders of Canadian Western Bank (“CWB”) common shares. SHAREHOLDERS ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such registration statement, as well as other related filings, through the SEC’s website (www.sec.gov).

NO OFFER OR SOLICITATION

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell CWB common shares or an offer to sell or a solicitation of an offer to buy National Bank common shares.

[Materials begin on the following page]

# National Bank to acquire CWB

## Accelerating our domestic growth

June 11, 2024

NATIONAL BANK OF CANADA

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. The final base shelf prospectus, any applicable shelf prospectus supplement and any amendment to the documents are or will be (as applicable) accessible through SEDAR+. Copies of the documents may be obtained from National Bank Financial Inc. by phone at (416)-869-8414 or email at NBF-Syndication@bnc.ca.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

# Forward-looking statements

2

Caution Regarding Forward-Looking Statements

Certain statements in this presentation are forward-looking statements. All such statements are made in accordance with applicable securities legislation in Canada and the United States. Forward-looking statements in this presentation may include, but are not limited to, statements made about the anticipated benefits and synergies for National Bank resulting from the transaction; statements regarding the anticipated effect of the transaction on National Bank's strategy, operations and financial performance, including accelerating growth across all business lines, expanded product and service offerings, cost and funding synergies, impact on adjusted earnings per share, revenue opportunities, benefits of scale, branch network, and the combined entity's increased competitive strength within the Canadian banking sector; community investment programs; the anticipated timing for the completion of the transaction; and statements about National Bank's concurrent common equity raise. These forward-looking statements are typically identified by verbs or words such as "outlook", "believe", "foresee", "forecast", "anticipate", "estimate", "project", "expect", "intend" and "plan", in their future or conditional forms, notable verbs such as "will", "may", "should", "could" or "would", as well as similar terms and expressions. Such forward-looking statements are made for the purpose of assisting the holders of National Bank's securities in understanding National Bank's vision, strategic objectives, and performance targets, and may not be appropriate for other purposes.

These forward-looking statements are based on current expectations, estimates, assumptions and intentions believed by National Bank to be reasonable as at the date of this presentation and are subject to uncertainty and inherent risks, many of which are beyond National Bank's control. Assumptions about the performance of the Canadian and U.S. economies in 2024, and how that performance will affect National Bank's business are among the factors considered in setting National Bank's strategic priorities and objectives. Assumptions underlying forward-looking statements included in this presentation also include the expected timing of completion of the transaction and the conditions precedent to the closing of the transaction (including the required approvals); that the transaction will be completed on the terms currently contemplated; National Bank's ability to retain and attract new business, achieve synergies and maintain market position arising from successful integration plans relating to the transaction; National Bank's ability to otherwise complete the integration of Canadian Western Bank within anticipated time periods and at expected cost levels; National Bank's ability to attract and retain key employees in connection with the transaction; management's estimates and expectations in relation to future economic and business conditions and other factors in relation to the transaction and resulting impact on growth and various financial metrics; the realization of the expected strategic, financial and other benefits of the transaction in the timeframe anticipated; the accuracy and completeness of public and other disclosure (including financial disclosure) by Canadian Western Bank; the absence of significant undisclosed costs or liabilities associated with the transaction; assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information available as of the date hereof; assumptions about the satisfaction of all closing conditions and the successful completion of the concurrent equity financing within the anticipated timeframe. Additional assumptions relating to National Bank appear in the Economic Review and Outlook section and, for each business segment, in the Economic and Market Review sections of National Bank's annual report for the year ended October 31, 2023 (the "2023 Annual Report") and in the Economic Review and Outlook section of National Bank's report to shareholders for the three and six-month periods ended April 30, 2024 (the "Q2 2024 Report"), and may be updated in the quarterly reports to shareholders filed thereafter.

Forward-looking statements in this presentation are based on a number of assumptions and are subject to risk factors, many of which are beyond National Bank's control and the impacts of which are difficult to predict. These risk factors include, among others, risks and uncertainties relating to the expected competition and regulatory processes and outcomes in connection with the transaction; National Bank's inability to successfully integrate Canadian Western Bank upon completion of the transaction; the possible delay or failure to close the transaction; the potential failure to realize anticipated benefits from the transaction; the potential failure to obtain the required approvals to the transaction in a timely manner or at all; National Bank's reliance upon publicly available information of Canadian Western Bank; potential undisclosed costs or liability associated with the transaction; National Bank or Canadian Western Bank being adversely impacted during the pendency of the transaction; the dilutive effect of (i) the issuance of shares to Canadian Western Bank shareholders and (ii) National Bank's concurrent equity financing; the general economic environment and financial market conditions in Canada, the United States, and the other countries where National Bank operates; the impact of upheavals in the U.S. banking industry; exchange rate and interest rate fluctuations; inflation; global supply chain disruptions; higher funding costs and greater market volatility; changes made to fiscal, monetary, and other public policies; changes made to regulations that affect National Bank's business; geopolitical and sociopolitical uncertainty; climate change, including physical risks and those related to the transition to a low-carbon economy, and National Bank's ability to satisfy stakeholder expectations on environmental and social issues; significant changes in consumer behaviour; the housing situation, real estate market, and household indebtedness in Canada; National Bank's ability to achieve its key short-term priorities and long-term strategies; the timely development and launch of new products and services; National Bank's ability to recruit and retain key personnel; technological innovation, including advances in artificial intelligence and the open banking system, and heightened competition from established companies and from competitors offering non-traditional services; changes in the performance and creditworthiness of National Bank's clients and counterparties; National Bank's exposure to significant regulatory matters or litigation; changes made to the accounting policies used by National Bank to report financial information, including the uncertainty inherent to assumptions and critical accounting estimates; changes to tax legislation in the countries where National Bank operates; changes made to capital and liquidity guidelines as well as to the presentation and interpretation thereof; changes to the credit ratings assigned to National Bank by financial and extra-financial rating agencies; potential disruptions to key suppliers of goods and services to National Bank; the potential impacts of disruptions to National Bank's information technology systems, including cyberattacks as well as identity theft and theft of personal information; the risk of fraudulent activity; possible impacts of major events affecting the economy, market conditions of National Bank's outlook, including international conflicts, natural disasters, public health crises, and the measures taken in response to these events; and other risk factors described in the Risk Management section of the 2023 Annual Report and in the Risk Management section of the Report to Shareholders for the second quarter of 2024, as well as other risks detailed from time to time in reports filed by National Bank with securities regulators or securities commissions or other documents that National Bank makes public, which may cause events or results to differ materially from the results expressed or implied in any forward-looking statement.

There is a strong possibility that National Bank's express or implied predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that its assumptions may not be confirmed and that its vision, strategic objectives, and performance targets will not be achieved. Thus, National Bank recommends that readers not place undue reliance on these forward-looking statements, as a number of factors could cause actual results to differ significantly from the expectations, estimates, or intentions expressed in these forward-looking statements. The foregoing list of risk factors is not exhaustive, and the forward-looking statements made in this presentation are also subject to credit risk, market risk, liquidity and funding risk, operational risk, regulatory compliance risk, reputation risk, strategic risk, and social and environmental risk, as well as certain emerging risks or risks deemed significant.

Additional information about these and other factors is provided in the 2023 Annual Report and the Report to Shareholders for the second quarter of 2024 and may be updated in the quarterly reports to shareholders filed thereafter. Investors and others who rely on National Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Except as required by law, National Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time, by it or on its behalf. National Bank cautions investors that these forward-looking statements are not guarantees of future performance and that actual events or results may differ significantly from these statements due to a number of factors.

Note: National Bank fiscal year ends October 31.

# Non-GAAP financial measures and disclaimers

3

Non-GAAP and Other Financial Measures

This presentation refers to financial measures that are not recognized under International Reporting Standards (IFRS), namely non-GAAP financial measures. While National Bank evaluates the performance of its operations and business segments with reference to non-GAAP measures, non-GAAP measures do not have any standardized meaning under IFRS and therefore are unlikely to be comparable to similar measures presented by other issuers. National Bank believes these measures are useful supplemental information that may assist investors in assessing their investment in the Subscription Receipts. For additional information relating to the non-GAAP and other financial measures presented in this document and an explanation of their composition, refer to pages 14-19 and 124-127 of National Bank's 2023 Annual Report and to pages 4-10 and 47-50 of the Report to Shareholders for the Second Quarter of 2024 which are available at nbc.ca/investorrelations or at sedarplus.ca. Such explanation is incorporated by reference hereto.

The forward-looking statements contained in this presentation are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this presentation or other specified date and speak only as of such date. National Bank expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

Information Regarding Canadian Western Bank

The description of, and information about, Canadian Western Bank and its business contained in this presentation, as well as pro forma information after giving effect to the transaction, are based solely upon information made publicly available by Canadian Western Bank on www.sedarplus.ca and has not been verified independently by National Bank. Accordingly, an unavoidable level of risk remains regarding the accuracy and completeness of the information publicly filed by Canadian Western Bank and contained in this presentation, including with respect to facts or circumstances that would affect the completeness or accuracy of such information and which are unknown to National Bank.

Notice to U.S. Holders

The Offer (as defined herein) described in the Offer Documents (as defined herein) is being made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer Documents in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer Documents have been prepared in accordance with International Financial Reporting Standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their Shares (as defined herein) and the acquisition of National Bank common shares by them as described in the Offer Documents may have tax consequences both in the United States and in Canada. Such consequences for shareholders who are resident in, or citizens of, the United States may not be described fully in the Offer Documents.

The enforcement by shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of National Bank and Canadian Western Bank are incorporated under the laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named in the Offer Documents may be residents of a foreign country and that all or a substantial portion of the assets of National Bank and Canadian Western Bank and said persons may be located outside the United States.

THE National Bank SHARES OFFERED AS CONSIDERATION IN THE OFFER DOCUMENTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("SEC") OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER DOCUMENTS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No Offer or Solicitation

This presentation is for informational purposes only and does not constitute an offer to purchase or sell, or an invitation or a solicitation of an offer to purchase or sell, any securities of National Bank or Canadian Western Bank. The offer (the "**Offer**") by National Bank to acquire Canadian Western Bank common shares and any accompanying rights (together, the "**Shares**") and to issue National Bank Shares in exchange therefor in connection with the acquisition will be made exclusively by means of, and subject to the terms and conditions set out in, a registration statement covering such offer and sale, which registration statement will include Canadian Western Bank's management information circular, along with accompanying letter(s) of transmittal, notice of guaranteed delivery and other related Offer materials (collectively, the "**Offer Documents**"). While National Bank expects that the Offer will be made to all Canadian Western Bank shareholders, the Offer will not be made or directed to, nor will deposits of Shares be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. The information provided in this presentation is a summary only, does not purport to be complete and is qualified in its entirety by reference to the complete text of the Offer Documents. The Offer Documents contain important information that should be read carefully before any decision is made with respect to the Offer.

Certain information contained in this presentation has been taken from or is based on Canadian Western Bank documents that have been publicly filed on SEDAR+ under Canadian Western Bank's profile at www.sedarplus.ca. Such publicly filed documents are not incorporated herein. National Bank has not independently assessed or verified certain of the information in Canadian Western Bank's publicly filed documents. While National Bank has no reason to believe that such publicly filed information is inaccurate or incomplete, National Bank does not assume any responsibility for the accuracy or completeness of any such information.

# Strategic transaction accelerating our domestic growth

4

| | |
|---|---|
| **Highly Complementary Platform Across Capabilities and Markets** | > Complementary platforms leverage the strengths of National Bank ("NA") and Canadian Western Bank ("CWB") to create a stronger coast-to-coast competitor, providing more choice for Canadians<br>> Geographic footprint significantly expands NA's capabilities outside Quebec; CWB has 39 branches and $37B of loans, increasing NA's Canadian lending portfolio outside of Quebec by 37%<br>> Strongly aligned with our strategic plan to accelerate growth in domestic P&C Banking and Wealth Management |
| **Significant Opportunity to Enhance Client Value Proposition** | > Leverage complementary capabilities to create full-service banking relationships with CWB's 65,000 clients<br>> Opportunities across Financial Markets and Wealth Management to expand service offering, including risk management solutions, capital markets, cash management, advisory and more<br>> Enhances NA's market presence with $484B of pro forma total assets(1) and $859B of pro forma AUM&A(2) |
| **Clear Cultural and Operational Fit** | > Aligned values, vision and cultural fit across organizations with client-centric focus and entrepreneurial spirit<br>> Disciplined approach to risk management and underwriting<br>> Aligned with NA's strong risk culture and focus on secured credit |
| **Strong Commitment to Western Canada** | > NA will continue to invest in Alberta and Western Canada<br>> NA will maintain CWB's historical involvement in community organizations and charitable partners in Western Canada and commit to double CWB's community investment<br>> NA will maintain Western headquarters; two CWB nominees will join NA's Board of Directors |
| **Financially Compelling** | > Significant value creation from highly achievable pre-tax cost and funding synergies of ~$270MM annually by year 3<br>> Accretive to adjusted EPS on a run-rate annual cost and funding synergies basis(3), with additional upside from revenue opportunities<br>> Strong capital position at close with CET1 ratio(4) >12.75%(5), supported by concurrent equity raise |

(1) Pro forma total assets represent the sum of NA and CWB total assets as at Q2 2024.
(2) Pro forma AUM&A represents the sum of NA and CWB assets under management and assets under administration as at Q2 2024. CWB's AUM&A include $26.3B in assets under management and administration, and $2.4B in assets under advisement. These are supplementary financial measures, see slide 3.
(3) EPS adjusted to exclude amortization of acquisition-related intangibles, and transaction and integration costs. This is a non-GAAP financial measure, see slide 3.
(4) Common Equity Tier 1 (CET1) capital ratio represents capital management measure. See slide 3.
(5) Taking into account the impact of the transaction and the common equity raise.

# Transaction summary

5

**Purchase Price and Consideration**

- NA to acquire 100% of the common shares of CWB, other than those NA already owns
  - NA currently owns 5.668MM shares(1) of CWB (5.9% of CWB's outstanding common shares)
  - Total transaction value of $5.0B ($4.7B excluding shares owned by NA)
- 100% share consideration at fixed exchange ratio of 0.450 of a NA common share per CWB common share
  - Represents $52.24 in value per CWB common share based on NA's 20-day VWAP(2)
  - Represents a premium of 100% to CWB's 20-day VWAP(2) of $26.07
  - Equates to 1.41x P/BV(3) and 14.0x 2025E EPS(4) (9.1x fully synergized P/2025E EPS(4))
- Pro forma, CWB shareholders are expected to have a ~10.5% ownership in NA

**Synergies and Integration**

- Expect ~$270MM in pre-tax run-rate cost and funding synergies annually by year 3
- Pre-tax integration costs of ~$400MM, to be incurred over 2 years
- Significant revenue opportunities from growing together - identified but not factored into accretion metrics

**Concurrent Common Equity Offering**

- Concurrent common equity raise via subscription receipts of ~$1.0B
  - $500MM from leading institutional investor, Caisse de dépôt et placement du Québec
  - $500MM through public bought deal

**Capital Impact**

- Expected pro forma CET1 ratio >12.75%(5) at closing supported by concurrent equity offering
  - Favourable pre-tax mark to market of ~$650MM, partly offset by a pre-tax credit mark of $150MM and an $80MM pre-tax expense related to CWB employee incentive plans
  - $140MM pre-tax gain(6) on CWB shares currently owned by NA
  - CWB regulatory capital treatment expected to be under standardized methodology at close

**Regulatory Approvals and Timing**

- Transaction requires approval of holders of at least two-thirds of CWB's shares
- Subject to regulatory approvals
- Anticipated closing date by the end of 2025

(1) Represents all unhedged CWB shares held by NA at time of announcement.
(2) Represents volume weighted average price ("VWAP") based on last 20 trading days on TSX as of June 11, 2024, as available on Bloomberg.
(3) Represents price to book value ratio. This ratio is calculated by dividing the implied value per CWB's common share by CWB's book value per share.
(4) 2025E EPS represents the average analyst expectations for CWB's adjusted earnings per share for F2025 of $3.72, as available on Bloomberg. Fully synergized EPS also reflecting $270MM in pre-tax cost and funding synergies. This is a non-GAAP financial measure, see slide 3.
(5) Taking into account the impact of the transaction and the common equity raise.
(6) Based on CWB's 20-day VWAP as at June 11, 2024. Amount at closing may differ.

6

# CWB at a glance

## Unique Commercial Client Focus

- Founded in 1984, CWB is a **leading commercially focused bank in Canada**
- **High-touch**, relationship-driven model with a targeted focus on SMEs
- Specializes in **business and personal banking**, **equipment financing**, trust services and wealth management
- **Strong presence in Alberta and British Columbia**, with a growing footprint in Ontario, particularly in the mid-market segment ($5MM to $100MM in revenue) and wealth
- **Secured lender with strong historical credit performance**
- Culture of **entrepreneurship** and **superior customer service**

Total Loans ($B)
CAGR: 8.2%
$18
$37
2014
Q2-24

Total Revenues ($MM)
CAGR: 7.4%
$583
$1,151
2014
LTM Q2-24

## Highlights

As at Q2-24

| | | |
|---|---|---|
| **$42.0B** Total Assets | **$30.1B** Commercial Loans | **$7.1B** Personal Loans and Mortgages |
| **$28.7B** AUM&A | **$32.8B** Deposits | **10.1%** CET1 Ratio |
| **$324MM** LTM Q2-24[(1)] Net Income[(2)] | **39** # Branches | **65,000** # Clients |

## Strong Historical Credit Performance

PCL on Impaired Loans excl. POCI Loans and Net Write-Offs as a % of Average Loans (Bps) (Average 2008 – Q2-2024)

PCL on Impaired Loans Excl. POCI Loans as a % of Avg Loans (3)
Net Write-Offs as a % of Avg Loans (3)
16bps
15bps
20bps
20bps
35bps
33bps
CWB
NA
Other D-SIBs (4)

(1) Represents the last twelve month period ended Q2-24 ("LTM Q2-24"), obtained by summing up the trailing four quarters.
(2) Represents common shareholders' net income.
(3) This is a supplementary financial measure, see slide 3.
(4) Other Domestic Systemically Important Banks (D-SIBs) include : CM, TD, BNS, RY and BMO. The average figures were calculated by the Bank using information available on their websites or SEDAR+.

# CWB brings a well-diversified, attractive commercial franchise …

7

## Diversified Loan Portfolio

Loan Portfolio (Q2-24)[1]

$30.1B
Commercial
Loan Portfolio
$37.2B
38%
19%
18%
16%
8%
1%
General Commercial Loans
Personal Loans and Mortgages
Commercial Mortgages
Equipment Financing and Leasing
Real Estate Project Loans
Oil and Gas Production Loans

## Disciplined Portfolio Growth

Loan Portfolio [1]

General Commercial
12%
5-Year CAGR
(vs. total portfolio at 6%)
29%
38%
20%
19%
18%
18%
18%
16%
14%
8%
1%
1%
General Commercial Loans
Personal Loans and Mortgages
Commercial Mortgages
Equipment Financing and Leasing
Real Estate Project Loans
Oil and Gas Production Loans
Q2-19
Q2-24

(1) Total Loans by lending sector, excluding the allowance for credit losses.

8

# … Meaningfully expanding our domestic earnings power

- Growing **our P&C and Wealth businesses** across Canada is **a key piece of NA's strategy**
- NA has **demonstrated strong success across Canada** so far, particularly in commercial lending
  - NA's **commercial loan book outside Quebec has grown at an 18% CAGR** over the past 3 years
- CWB is a natural extension of NA's strategy; NA has **already invested in Western Canada**
  - Combination of Private Wealth (1859) and Commercial banking leadership
  - Significant key hires have been made (commercial bankers, private bankers and wealth advisors)
  - Various acquisitions and investments in Wealth Management in full-service brokerage and independent network offerings over the last 15 years
  - Established presence in Financial Markets, including Global Markets and C&IB
- **CWB accelerates NA's domestic growth strategy, building upon NA's success so far**

## Increased Presence Across Canada

Pro Forma P&C Branch Network

BC
3 / 16
AB
3 / 14
SK
1 / 4
MB
1 / 1
ON
58 / 4
QC
280 / -
Atlantic
23 / -
NA P&C Branches (Total : 369)(1)
CWB Branches (Total: 39)

## Greater NII from Canadian P&C

Q2-24 LTM Net Interest Income from P&C Banking ($MM)

+30%
$3,434
$4,451
NA Standalone
NA Pro Forma

(1) Includes Retail and Commercial branches.

9

# … And enhancing balance sheet and revenue diversification

- NA's highly complementary platform **significantly increases geographic diversification and client coverage across Canada**
  - Increases **NA's domestic Commercial banking portfolio by 52%**
- **Diversifies NA's revenues, with P&C banking becoming 45% of pro forma revenues** (from 40% on a standalone basis)[1]
  - Potential to accelerate growth in **Wealth Management** through deployment of full wealth offering and leverage capabilities in **Financial Markets**

## Increases Revenue Contribution from P&C

NA Pro Forma LTM Q2-24 Revenues by Business Segment[1] ($B)

10%
23%
$12.4B
45%
22%

**Increases P&C exposure to 45% of revenues**, from 40% on a standalone basis[1]

- Personal and Commercial
- Wealth Management
- Financial Markets
- USSF&I

## Significantly Expands Lending Portfolio

Q2-24 Average Loans and Acceptances, Excluding USSF&I ($B)

Personal Banking[2] | Commercial Banking[3] | Financial Markets | Wealth Management

+18%
$210
4%
22%
28%
46%
$247
3%
19%
36%
42%
NA Standalone
NA Pro Forma

## Well-Diversified Combined Deposit Base

Q2-24 Total Deposits, Excluding Wholesale Funding and USSF&I ($B)

Non-Retail Deposits | Personal Term[4] | Personal Demand

+13%
$227
15%
21%
64%
$256
16%
24%
60%
NA Standalone
NA Pro Forma

(1) Based on LTM revenues as at Q2 2024 and excluding the Other heading.
(2) Includes personal mortgage loans, personal loans and credit cards.
(3) Pro forma NA commercial portfolio includes CWB's $30.1B commercial portfolio as presented on slide 7.
(4) CWB deposits include $8.8B of Broker GICs.

10

# Highly complementary capabilities supporting significant revenue upside potential

*NA Revenues by Geography (FY'23)*

**P&C Banking** $4.4B

**Wealth Mgmt** $2.5B

**Financial Markets** $2.7B

23%
77%
37%
63%
32%
19%
49%

QC | Other CAN Provinces | Outside of CAN

## CWB

*CWB Revenues by Geography (FY'23)*

**Complementary Footprint**

100%

Other CAN Provinces

*Total Revenues: $1.1B*

**Opportunity to Deepen Client Relationships**

12%
88%

Net Interest Income

Non-Interest Income

*Total Revenues: $1.1B*

## + CWB

*NA Pro Forma Revenues by Geography (FY'23)[1]*

**P&C Banking** $5.4B

**Wealth Mgmt** $2.6B

**Financial Markets** $2.7B

38%
62%
39%
61%
32%
19%
49%

QC | Other CAN Provinces | Outside of CAN

**Reach Across Quebec, Ontario, Alberta and BC with a full-service offering**

| | NA | CWB | NA + CWB |
|---|---|---|---|
| **Personal Banking** | ✓ | – | ✓ |
| **Commercial Banking** | ✓ | ✓ | ✓ |
| **Cash Management** | ✓ | – | ✓ |
| **Equipment Finance** | ✗ | ✓ | ✓ |
| **Full-Service Wealth Offering** | ✓ | – | ✓ |
| **Financial Markets** (RMS, Advisory, etc.) | ✓ | ✗ | ✓ |

**Full-Service Financial Franchise Across Canada**

(1) CWB revenues allocation between segments based on estimates.

# Compelling opportunity to realize meaningful synergies

11

## Overview of Cost and Funding Synergies

> **Expect ~$270MM** in pre-tax cost and funding synergies annually by year 3

**Cost Synergies**

> **Benefits in technology, infrastructure** and other shared services

> **Automation and streamlining opportunities,** in line with NA's platforms

> **Operational efficiency through consolidation** of centralized functions

> Cost savings estimated to be achieved **~50%** by end of year 1, **~75%** by year 2, and **fully realized** by year 3

> Cost synergies primarily driven by upgrades to back office, **reducing integration risk**

**Funding Synergies**

> **Leverage NA's expertise, credit profile and distribution** to optimize funding

## Comprehensive Integration Plan

> Highly experienced **joint leadership committed to integration success**
>
> > Strong **cultural alignment**
>
> > Consistent **approach to governance and risk management**

> **~$400MM of pre-tax integration costs,** to be incurred 50% at closing, 30% at year 1 and 20% at year 2

> Plan will **combine the strengths of both to grow, train talent and deepen client relationships**

12

# Attractive value creation

| | | |
|---|---|---|
| 1 Highly Achievable Synergies | **~$270MM**<br>In Pre-Tax Run-Rate Cost and Funding Synergies annually by Year 3 | **Revenue Opportunities Identified**<br>But Not Factored Into Transaction Financials |
| 2 Strong Capital Position and Generation | **>12.75%**(1)<br>Target CET1 Ratio at Close | **Strong Capital Levels**<br>Aligned with NA's Prudent Approach |
| 3 Attractive Earnings Growth and Returns | **Accretive to Adjusted EPS**(2)<br>Including Run-Rate Cost & Funding Synergies | **9.1x**(3)<br>Fully Synergized P/ 2025E EPS |

(1) Taking into account the impact of the transaction and the common equity raise.
(2) EPS adjusted to exclude amortization of acquisition-related intangibles, and transaction and integration costs. This is a non-GAAP financial measure, see slide 3.
(3) 2025E EPS represents the average analyst expectations for CWB's adjusted earnings per share for F2025 of $3.72, as available on Bloomberg. Fully synergized EPS also reflecting $270MM in pre-tax cost and funding synergies. This is a non-GAAP financial measure, see slide 3.

National Bank of Canada to acquire Canadian Western Bank
June 11, 2024 / 4:45 PM EDT

Call Participants

Christopher H. Fowler
President, CEO & Director
Canadian Western Bank

Laurent Ferreira
President, CEO & Director
National Bank of Canada

Marianne Ratte
VP & Head of Investor Relations
National Bank of Canada

Marie Chantal Gingras
CFO & Executive VP of Finance
National Bank of Canada

Presentation

Operator

Good afternoon, and welcome to National Bank of Canada’s conference call. I would now like to turn the meeting over to Marianne Ratte, Vice President and Head of Investor Relations. Please go ahead, Marianne.

Marianne Ratté - Vice President and Head, Investor Relations

Thank you, and welcome to National Bank’s conference call regarding the Bank’s intention to acquire Canadian Western Bank. Please note that the presentation accompanying today’s announcement is available in the investor relations section of our website under Presentations and events.

Today’s call will include remarks from Laurent Ferreira, President and CEO of National Bank; Chris Fowler, CEO of CWB; and Marie Chantal Gingras, CFO of National Bank. Given the concurrent equity offering, note that we will not be holding a Q&A period today.

Before we begin, I would like to refer you to Slides 2 and 3 of the presentation, for information on forward-looking statements, non-GAAP financial measures and disclaimers. The Bank uses non-GAAP measures, such as adjusted results, to assess its performance. Management will be referring to adjusted results unless otherwise noted.

I will now turn the call over to Laurent.

Laurent Ferreira, President & CEO

Thank you Marianne, and thank you everyone for joining us on such short notice.

Today, we are very pleased to announce that National Bank and Canadian Western Bank have agreed to join forces.

CWB is a leading bank in Canada focused on commercial banking, with a strong presence in Alberta and British Columbia.

This transaction will accelerate National Bank’s strategic plan and pan-Canadian growth, and expand our domestic earnings power.

We are bringing together two strong teams and highly complementary platforms — from a capabilities, geographic and cultural standpoint.

And we are looking forward to welcoming CWB employees.

National Bank of Canada to acquire Canadian Western Bank
June 11, 2024 / 4:45 PM EDT

CWB will expand our Canadian P&C franchise.

•        It will increase our domestic commercial loan book by over 50%.

•        It will further diversify our revenues, with P&C’s revenue contribution increasing to 45%, up from 40%.

•        And, net interest income from P&C Banking will increase by 30%.

These are on a pro forma, last twelve month basis, and before taking into account any revenue upside potential.

CWB will strengthen our national reach by increasing our presence and branch network, providing us the opportunity to grow our retail segment.

Together, our clients will have greater access to banking services across Quebec, Ontario, Alberta and BC.

We will also grow and extend National Bank’s domestic top-line by leveraging our complementary capabilities across our combined business lines.

The integrated platform will enable the extension of full-service banking relationships through CWB’s deep customer relationships across a number of priority industries.

This includes:

•        Deploying National Bank’s digital capabilities for all clients

•        A full service offering for cash management

•        And various solutions from our Financial Markets business, such as risk management and advisory services.

And, we also plan on growing our Wealth Management segment through this acquisition.

These are all areas where there is little to no existing overlap with CWB.

By combining two successful banks, we will create a stronger, full-service coast-to-coast competitor, providing more choice to individuals, entrepreneurs and businesses across the country.

This will be delivered through a regionally focused service model, supported by an extensive branch network and client-first service approach.

With CWB, we have found strong cultural alignment and similar values and vision. We both believe that our focus on client experience and our entrepreneurial spirit set us apart.

We are equally committed to a disciplined approach to execution, governance and risk management. And, we also share the same enthusiasm for what the future holds for our combination.

This commitment is key to a successful integration and we plan on working together to achieve operational synergies and, most importantly, future growth.

Part of that plan includes a continued commitment to Alberta and Western Canada, and investing in the future of the Western Canadian economy.

National Bank already has roots and a longstanding presence in the region. Western Canada is already a priority growth market for us, we have a strong team in place of commercial bankers, private bankers and wealth advisors, as well as Financial Markets team, including Global Markets and C&IB.

We will work with CWB’s clients to increase banking services and increase investments in Western communities.

We believe in local leadership.

National Bank of Canada to acquire Canadian Western Bank
June 11, 2024 / 4:45 PM EDT

We will maintain Western headquarters, where executive and operational leaders overseeing our growth in the region will be based. And, two CWB nominees will join National Bank’s Board of Directors.

This transaction is very compelling from an earnings and value creation perspective. It will be accretive to earnings on a run rate, cost and funding synergies basis, and brings significant untapped revenue potential.

Before I pass it over to Chris,

I would like to thank our shareholders for their confidence in us as we pursue our strategic objectives. I also wish to recognize our clients for their trust and loyalty.

And finally, I want to thank our dedicated employees. It is with all of your support that we are welcoming CWB and together, creating a Canadian banking leader with growth priorities from coast to coast.

Chris, over to you.

Chris Fowler, CWB’s CEO

Thank you, Laurent, I appreciate the opportunity to address everyone on this call today.

Let me first reiterate what Laurent has said about the combination of our respective institutions being highly complementary, both from a cultural and strategic standpoint.

I also want to share my enthusiasm for the opportunity to join a team of likeminded entrepreneurs where together, we can make a significant impact within the Canadian banking ecosystem.

CWB was founded by Western Canadian entrepreneurs and has spent the last 40 years building a strong banking franchise for business owners in Canada. With this transaction, we have the opportunity to build on our legacy to expand our services to our long-standing clients. At CWB, we are obsessed with our clients’ success and we look forward to even greater opportunities in the years to come.

National Bank is an ideal partner who recognizes our unique value and leadership in our core markets, and brings scale, complementary market expertise and the technological capabilities necessary to accelerate our growth, and deliver compelling benefits to our clients, people and investors.

Clients will benefit from uniting our network and relationships with National Bank’s comprehensive platform to provide new opportunities and capabilities to meet their unique financial needs.

Our people will benefit from a chance to grow and develop their full potential by tapping into an expanded network of opportunities from coast to coast, and to unite with a bank that shares similar values and approach to talent and client service. We also know that National Bank has strong roots in Western Canada, and is committed to building on our legacy and leadership here.

Investors will benefit from the compelling value offered by this transaction, and the opportunity to participate in the significant growth potential of this strategic combination.

We believe this combination provides an exciting opportunity for all our stakeholders.

Personally, I am also looking forward to working with Laurent and National Bank’s leadership team as we embark on this next chapter for CWB.

I’ll now hand it over to Marie Chantal, to discuss the key components of the transaction.

National Bank of Canada to acquire Canadian Western Bank
June 11, 2024 / 4:45 PM EDT

Marie Chantal Gingras, CFO

Thank you, Chris. I’m excited by today’s announcement and I look forward to working with our colleagues at CWB as we accelerate our domestic growth across Canada and position ourselves to do even more for our clients.

Let me now review some of the key transaction details.

As per our agreement, National Bank will acquire all the issued and outstanding common shares in the capital of CWB by way of a share exchange, excluding shares we already own, which represent approximately 6% of CWB’s shares outstanding.

CWB shareholders will get 0.45 of a National Bank common share for each one of their CWB common shares, valuing CWB at approximately $5.0 billion. On a pro forma basis, CWB shareholders are expected to have an approximate 10.5% ownership in National Bank.

The acquisition is anticipated to close by the end of 2025, subject to regulatory approvals, as well as the approval of CWB shareholders.

From a financial perspective, the transaction is attractive on several fronts.

First, it is expected to be accretive to adjusted EPS on a run-rate synergies basis. We have identified run-rate cost and funding synergies of approximately 270 million dollars per year before tax, which we expect to be fully realized by the end of year three after closing.

Second, as outlined by Laurent, we see significant revenue opportunities from growing together, none of which is factored into the accretion metrics.

And third, to set all teams up for success, a joint and aligned leadership team will lead a comprehensive integration plan, guided by our cultural fit and shared approach to governance and risk.

Cost synergies will be primarily driven by back-office upgrades and efficiency gains, reducing execution and integration risk.

These include, but are not limited to, scale benefits from technology, infrastructure and shared services; as well as automating processees and integrating centralized functions.

On the funding side, we intend to leverage our scale, credit profile and distribution to optimize our combined funding structure.

We expect pre-tax integration costs of $400 million to be incurred over two years.

While the plan is to gain highly achievable synergies, ultimately, it is about combining our strengths to grow and deepen client relationships, leveraging our combined platforms.

Turning to the concurrent common equity raise for total gross proceeds of a 1 6billion dollars. Half will be raised via private placement from leading Canadian institutional investor and long-term shareholder of the Bank, Caisse de dépôt et placement du Québec, and the other half through a public bought deal offering.

The net proceeds from the combined equity offering will go towards maintaining strong capital levels upon closing, aligned with our prudent approach to capital management. We are targeting a pro forma CET1 ratio above 12.75% at closing, supported by the equity raise, and reflecting the following:

•        Favourable pre-tax mark to market of approximately $650 million, partly offset by a pre-tax credit mark of $150 million and an $80 million pre-tax expense related to CWB employee incentive plans;

•        A $140MM pre-tax gain on CWB shares currently owned by National Bank;

•       And CWB’s regulatory capital treatment which is expected to be under standardized methodology at close.

National Bank of Canada to acquire Canadian Western Bank
June 11, 2024 / 4:45 PM EDT

To echo Laurent and Chris, this strategic combination with CWB is attractive from a financial and business perspective. The team is excited for the future and highly motivated to move ahead with this transaction to the benefit of our combined clients, communities, employees and shareholders.

With that, I’ll turn it back to Laurent.

Laurent Ferreira, President & CEO

Thank you, Chris and Marie Chantal.

I speak on behalf of the entire National Bank team when I say that we are all excited to be joining forces with CWB. Together, we can bring more choice and value to all Canadians and Canadian businesses.

Thank you all for joining us. Operator, back to you to end the call.

Operator

Thank you. The conference has now ended. Please disconnect your lines at this time, and we thank you for your participation.